January 24, 2006
5.30pm (UK time) – 6.30pm (CET)

OMV and Doğan discuss strategic cooperation regarding Petrol Ofisi

OMV, Central Europe's leading oil and gas company, announces that it has started preliminary discussions with the Turkish company Doğan Holding concerning a strategic cooperation in oil and gas products distribution and supply including opportunities in refining and in exploration and production. Both companies agreed upon confidentiality of the discussions.

Background information:

Doğan Şirketler Grubu Holding A.Ş. (Doğan Holding)

Doğan Holding, majority owned by the founding Doğan Family, ranks among Turkey's top five conglomerates. The Group now focuses primarily on media and oil and gas distribution, as well as insurance, tourism, industry and commerce. In addition to Doğan Holding, nine other Group Companies are listed and traded on the Istanbul Stock Exchange (ISE). These currently include Petrol Ofisi, Doğan Yayin Holding, Hürriyet, Milliyet, Ray Sigorta, Milpa, Çelik Halat, Ditas, and Doğan Burda Rizzoli. Total market value of listed Doğan Group companies on the ISE amounts to USD 9.6 billion. According to 3Q 2005 consolidated financial results, Doğan Holding's total sales approached USD 5.0 billion whilst the Group employed a workforce of nearly 11,000. Doğan Holding's own current market cap is approximately USD 2.8 billion.

Petrol Ofisi A.Ş. (POAŞ)

Petrol Ofisi (POAŞ) was established in 1941 as a State Economic Enterprise by the Turkish Government and is engaged primarily in the supply and marketing of fuel and gas from domestic and foreign markets. The Company was included in the privatization program in 1990 and in 2000, where 51% of its shares held by the Privatization Administration were sold to Türkiye İş Bankası (İş Bank) and Doğan Holding in one of Turkey's largest privatization deals. In September 2005 İş Bank Group's total POAŞ shares were acquired by Doğan Holding. With this recent acquisition Doğan Holding gained total control of the Company whose remaining minority shares are publicly traded on the ISE.

POAŞ is the leading distributor of refined oil products in Turkey with its average 35% market share in fuel products. With over 800,000 m3 total storage capacity, the Company has the largest storage capacity accounting for 29% among the distributors, an additional 160,000 m3 storage capacity investment will be completed in 2006. The Company distributes its products through dealer owned dealer operated service stations numbering over 3,500, the largest network, widely dispersed throughout the whole country. POAŞ reached USD 6.56 billion net sales as of 3Q 2005 and market capitalization is approx. USD 1.86 billion. The company employs 1,034 personnel.

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OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 16 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,536 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2005** on March 14, 2006

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